

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 11, 2010

Mr. Sean P. Hennessy
Senior Vice President - Finance and CFO
The Sherwin-Williams Company
101 West Prospect Avenue
Cleveland, Ohio 44115

> **Re: The Sherwin-Williams Company**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **File No. 1-4851**

Dear Mr. Hennessy:

We have reviewed your response letter dated June 8, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2009</u>

Exhibit 13

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis

Results of Operations, page 31

2. We note your response to prior comment 4. We continue to believe that you should further clarify the specific amounts that you are referring to in arriving at the $8.6 million change and where these amounts are recorded on your statements of consolidated income. In arriving at this amount, it appears that you are looking at certain components of the other general expense-net, interest and net investment income, and other expense (income)-net line items. It is not clear how you determined which components to include and exclude. In this regard, you could consider discussing each line item as presented on your statements of consolidated income rather than discussing components of various line items. Your proposed disclosure states that these amounts represent administrative expenses not directly associated with reportable operating segments, which you define on page 13 as the Paint Stores Group, Consumer Group, and Global Finishes Group. It appears that there would be additional administrative expenses not directly associated with these reportable operating segments, including those reported under the Administrative segment. Please advise or revise your disclosure as necessary.

Financial Statements

Note 12 – Stock Purchase Plan and Preferred Stock, page 69

3. We note your response to prior comment 5. Please tell us whether the ESOP borrowed funds from a third-party lender to purchase your shares. If so, please tell us whether you have guaranteed the loan. Please also confirm, if true, that you did not borrow funds from a third-party lender and then loan these amounts to the ESOP to purchase your shares.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

General

4. Please address the above comments in your interim filings as well.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or me at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief